Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261
Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com	T (804) 771.5700 F (804) 771.5777 kaufCAN.com

February 4, 2010

By EDGAR and U.S. Mail

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited
Pre-Effective Amendment No. 3 to Registration Statement on Form S-1
File No: 333-163041

Dear Mr. Morris:

On behalf of Dehaier Medical Systems Limited (“Dehaier”) and in response to the comments set forth in your letter dated January 28, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by Dehaier. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	Refer to the websites http://www.dehaier.com.cn/dhrweb/abouten.aspx and www.chinadhr.com. While you have indicated in your response to prior comment 21 that you were not established in 1991 and in your response to prior comment 30 that you do not manufacture any products or components, we are unable to reconcile your responses to prior comments 21 and 30 with the information which appears on the websites. Specifically:

•	the former website states that Dehaier Medical was established in 1991 and provides a developmental history from 1991-2005; and

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

•	the latter website states that you have a manufacturing center in Nanjing.

Please reconcile and make revisions to the registration statement, as appropriate.

Dehaier confirms that the referenced information on Dehaier’s website was incorrect and has been corrected. Dehaier notes in particular that the information related to the former website related to Mr. Chen’s endeavors prior to forming Dehaier and that the former website has been corrected to refer to the business development of Dehaier. This was more fully explained in Dehaier’s December 22, 2009 response to prior comment 29. Dehaier further notes that the reference to a manufacturing site in Nanjing has been corrected. Dehaier supplementally explains that this error was due to a misunderstanding of its information technology staff. In particular, several years ago, when the website was developed, Dehaier had a close relationship with a supplier (Friend of Health), and Dehaier contemplated an even closer relationship. Although no written agreement or understanding was ever in place as to any such relationship, the information technology staff misinterpreted this close relationship and attributed Friend of Chuzhou’s manufacturing plant to Dehaier. For clarity, Dehaier reiterates that it does not have any agreement or understanding in place with Friend of Health or any other party with regard to such matters. Dehaier regrets the confusion in these matters.

2.	Please confirm that you have described all material recent developments since September 30, 2009 in the registration statement. If not, please revise to include a brief discussion.

Dehaier confirms that all material recent developments since September 30, 2009 are fully described in the registration statement. Since that time, Dehaier has not developed any new products and has simply continued to operate its business.

Prospectus Cover Page

3.	Revise the final sentence on the second-to-last paragraph on the cover page to clarify that you will issue placement agent warrants to purchase up to 10% of the aggregate number of common shares sold in the offering. Make conforming changes throughout the registration statement where similar language appears.

Dehaier has revised the final sentence on the second-to-last paragraph on the cover page to clarify that Dehaier will issue placement agent warrants to purchase up to 10% of the aggregate number of common shares sold in the offering. Dehaier has also made conforming changes throughout the registration statement where similar language appears.

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

Our Company, page 1

4.	You disclose that you sell your products primarily to distributors and hospitals. Please revise to clarify, as stated on page 68, that over 90% of your sales are to distributors and that only 1% of your sales are to hospitals.

Dehaier sells the vast majority of its products to distributors, and a very small amount to hospitals, health care clinics and individuals. Distributors, however, ultimately sell Dehaier’s products to such end users. Based on the products sold (rather than any actual customer information from such distributors), Dehaier estimates its sales break down as follows:

Dehaier direct sales:

Distributors: approximately 90%

Hospitals: approximately 7%

Clinics: approximately 1%

Individuals: approximately 2%

Dehaier indirect sales (allocation of sales by distributors to end users):

Hospitals: approximately 60%

Clinics: approximately 20%

Individuals: approximately 10%

As a result, Dehaier estimates that approximately 67% of the sales to end users of its branded and distributed products (on a revenue rather than unit basis) are to hospitals; approximately 21% are to clinics and approximately 12% are to individuals. Dehaier has revised the disclosure accordingly.

5.	We note that you refer to SFDA approval in your discussion of branded products. Revise the Summary to define the term SFDA at first usage and to explain its function. Make similar revisions, as appropriate.

Dehaier has revised the Summary to define the term SFDA as the State Food and Drug Administration at its first usage. Dehaier has also revised the disclosure to explain the function of the SFDA.

6.	We note your disclosure in the first risk factor on page 13 that you seek to terminate contractual relationships with any distributors that are “underperforming.” Your disclosure is unclear as to why you would terminate relationships with your customers (i.e., your distributors). Revise to describe your economic incentive, if any, for terminating distributors. For instance, are certain products purchased on consignment and returned if not sold? Please explain.

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

Dehaier has revised its disclosure in the first risk factor on page 13 to explain the economic incentive for terminating relationships with underperforming distributors. Dehaier has added the following disclosure to the risk factor:

We periodically terminate relationships with underperforming exclusive distributors. When an exclusive distributor in a particular geographic area fails to meet our expectations, then we are economically incentivized to replace that distributor with a new distributor so that area can be served as well as possible. We occasionally terminate a relationship with a non-exclusive distributor and are more likely to simply appoint another one; however, we have found that in some instances we are better served to replace an underperforming non-exclusive distributor with an exclusive distributor. Additionally, we have found that even in cases where there may not be an economic incentive to terminate a non-exclusive distributor, having the ability to replace a distributor often motivates distributors to increase their efforts to meet our expectations.

7.	We reissue prior comment 5, in part. Please note that the prior comment does not request separate discussions of the development, assembly and marketing of each of your products. Rather, the summary should provide a concise discussion of the infrastructure, such as facilities, contractual arrangements and/or human resources, which enables you to complete these functions. Your current disclosure briefly describes on page 3 your distribution network, but does not similarly discuss the assembly and marketing capabilities that you reference in the first paragraph of the Summary. Please revise accordingly.

Dehaier has revised the disclosure on page 3 to provide additional discussion of the infrastructure that enables our assembly and marketing capabilities.

Our Structure, page 7

8.	We note your response to prior comment 10 and reissue the comment, in part. Specifically, we note your continued reference to “substantial financial support.” The meaning of this reference remains unclear. Are you referring to support other than the loans to finance operations that are described in the second and third sentence of footnote (7)? Please revise this section as necessary to clarify and provide all of the information required by Item 404 of Regulation S-K under the heading “Related Party Transactions” on page 82.

Dehaier has revised footnote 7 to clarify the meaning of “substantial financial support.” Revised footnote (7) states:

(7)	BTL is a variable interest entity, and BDL is the primary beneficiary. BTL owns a building which is pledged as collateral for BDL’s bank loans. In exchange, BDL loans money to

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

BTL to finance its operations. Dehaier, BDL and BTL are under common control, and BDL provides substantial financial support to BTL. This substantial financial support is primarily for working capital loans to finance BTL’s operations. At December 31, 2008, 2007 and 2006, BDL had advanced to BTL funds in the amount of $823,405, $786,816 and $292,011, which represented 87%, 74% and 24% of BTL’s equity, respectively. Because BTL has insufficient equity to finance its operations, BTL then is required to obtain additional financial support to fund its operations. Accordingly, BTL’s sales are included in Dehaier’s total sales and BTL’s income from operations is consolidated with Dehaier’s income from operations. Mr. Chen owns 86% of BTL and his wife and employees of Dehaier own the remaining 14%. BTL performs certain out-of-warranty repair work for products we sell and provides transportation services related to such services.

9.	Please tell us the basis for the statement included in footnote (7) that you do not receive any of the income that BTL receives for providing such services. Since BTL is consolidated as a variable interest entity, it appears that you do consolidate the income within your financial statements. Please clarify.

Dehaier confirms that BTL’s sales as service income are consolidated into BDL’s operating income, and then consolidated upward into Dehaier’s operating income. As such, Dehaier has removed the referenced sentence from footnote (7).

10.	We note that 14% of BTL is owned by Mr. Chen’s wife and other employees. Please revise footnote (7) accordingly.

Dehaier has revised footnote (7) to clarify that 14% of BTL is owned by Mr. Chen’s wife and other employees.

Make-Good Escrow, page 9

11.	Revise to clarify whether the escrow agreement has been executed (or if it has not, when it will be executed) and when the shares will be placed into escrow. Additionally, please clarify your statement that the Make-Good Shares will be redeemed “without any additional consideration.” [Emphasis added]. Do you mean that the shares will be cancelled or forfeited without any consideration? Clarify.

Dehaier has revised the registration statement to clarify that the Make-Good Escrow Agreement will be executed before the effective date of the registration statement. Dehaier further clarifies that the Make-Good Shares will be redeemed and cancelled without consideration.

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

Moreover, as discussed with Commission Staff, Dehaier and the placement agent have revised the Make-Good Escrow Agreement to reflect the addition of a provision to terminate the escrow and return the Make-Good Shares to the Founders, notwithstanding any other terms of the Make-Good Escrow Agreement, if the Shares trade at or above 2.5 times the IPO price for a period of five trading days within a ten trading day period. The foregoing term requires that the Shares trade on the NASDAQ Capital Market or another market that causes the Shares to be “covered securities” within the meaning of Section 18 of the Securities Act of 1933. The registration statement has been revised accordingly to discuss this change.

We sell products for some of our competitors … page 13

12.	We note that you state that you have developed and are currently seeking SFDA approval for branded sleep apnea treatment products. We also note that ResMed may claim that these products compete with the ResMed S6 and MAP MiniPAP and may seek to terminate your distribution agreement with them on that basis. Please revise to disclose, to the extent material, the percentage of revenue which is attributable to the ResMed distribution agreement.

Dehaier has revised the referenced risk factor to add the following additional disclosure:

The percentage of our total revenues attributable to the distribution agreement for the ResMed S6 and MAP MiniPAP was 1.86% and 0.58% for the years ended December 31, 2008 and 2007, respectively, and 1.91% and 2.18% for the nine months ended September 30, 2009 and 2008, respectively.

Notwithstanding the inclusion of the foregoing percentages, Dehaier does not believe that the percentages of revenue attributable to such products are material, either individually or combined.

BDL is also required to allocate … , page 24

13.	We note your response to prior comment 16. It is unclear whether you are currently required by PRC law to set aside reserve amounts. When you state that PRC authorities have not required you to make a determination regarding your reserve amounts, do you mean that you are not in compliance with an applicable law but have not received a warning for failure to comply or, alternatively, that the law regarding reserve amounts is at present entirely inapplicable? Please explain. Additionally, please clarify the connection between the requirement that you allocate a portion of after-tax profits to these reserves and the last paragraph of this risk factor.

Dehaier has revised the risk factor to clarify that PRC law requires BDL to set aside reserve amounts. BDL has not yet complied with this requirement; however, BDL has not received a warning from PRC

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

authorities for failure to comply. PRC authorities may require BDL to rectify its non-compliance and BDL may then be fined if it fails to comply within the time period allowed by such PRC authorities. Dehaier has further revised the risk factor to clarify that the reason that BDL has not yet determined or set aside such reserve amounts is that the mechanics of the PRC requirement grant companies flexibility in making a determination. In particular, Chinese law requires that such determinations be made in accordance with a company’s organizational documents. BDL’s organizational documents allow its directors to make such a determination but do not require that the board make such a determination within any particular timeframe. As such, BDL does not believe that its organizational documents require action at this time; however, BDL acknowledges that the PRC authorities may disagree with this position. BDL has, as of the date of this filing, not received any such notice of disagreement.

Additionally, PRC law requires that the after-tax profits of foreign invested companies be distributed after a portion of after-tax profits is allocated to the reserve. If BDL fails to do this, Dehaier may not receive the dividends from BDL in a timely manner, which could materially affect Dehaier’s business.

If our financial condition deteriorates … , page 27

14.	We note your response to prior comment 17. You are not presently listed on the NASDAQ Capital Market, In addition, it appears possible that you will not receive certification from NASDAQ before an investor makes his or her investment decision (i.e., before his or her funds are placed into escrow). Therefore, the suggestion that you are assured of listing in your current financial condition is not appropriate and should be removed. Additionally, the heading of the risk factor suggests that the offering may close even if the initial listing standards are not met. If approval of your application for listing on the NASDAQ Capital Market is a condition to the closing of the offering, revise here, under “The Offering” on page 8 and elsewhere as applicable.

Dehaier respectfully disagrees with the Commission Staff’s interpretation of the referenced language. Dehaier has not suggested that it is assured of listing in its current or any other financial condition, either in the heading on page 27 or in any other part of the registration statement. The language refers to whether Dehaier meets initial listing standards, rather than whether the listing application will be approved by the NASDAQ Capital Market. These standards are objective and measurable, while the approval of the application involves a determination by NASDAQ staff. The relevant objective criteria as to initial listing criteria that could be affected by deterioration in financial condition is in the first bullet point:

(i) We must have been in operation for at least two years, must have shareholder equity of at least $5,000,000 and must have a market value for our publicly held securities of at least $15,000,000; or (ii) we must have shareholder equity of at least $4,000,000, must have a market value for our publicly held securities of at least $15,000,000 and must have a market value of our listed securities of at least $50,000,000; OR (iii) we must have net income from

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

continuing operations in our last fiscal year (or two of the last three fiscal years) of at least $750,000, must have shareholder equity of at least $4,000,000 and must have a market value for our publicly held securities of at least $5,000,000; and [emphasis added]

Dehaier has applied for listing on the NASDAQ Capital Market under criteria (iii) above, and, as a result, its net income from continuing operations must meet the $750,000 threshold. Dehaier’s net income from 2008 and 2007 meet this threshold, and the company’s 2009 net income through the first nine months of 2009 also meets this requirement. It is, however, possible that a significantly protracted registration and offering process could result in Dehaier failing to meet this objective criteria prior to closing.

Furthermore, Dehaier will not complete this initial public offering unless its application to list on the NASDAQ Capital Market has been approved. Dehaier has revised the registration statement to clarify that Dehaier will not request effectiveness of the registration statement until it has been notified that its application to list on the NASDAQ Capital Market has been approved.

British Virgin Islands companies may not be able … , page 30

15.	In this risk factor you state that it is “unlikely” that a British Virgin Islands court would recognize or enforce a U.S. judgment. However, on page 99 you state that you have been advised by counsel that it “would not be automatically enforceable.” These statements appear to convey differing levels of probability. Please revise to reconcile.

Dehaier has reconciled the disclosure to clarify that British Virgin Islands courts are unlikely to enforce a U.S. judgment against us.

Principal Suppliers—Our Branded Products, page 63

16.	Please revise to clarify your statement that you limit the ability of Friend of Health to sell finished products to Chuzhou. Please describe the scope of these limitations.

Dehaier has revised the disclosure to clarify the scope of the limitations placed on Friend of Health to sell finished products to Chuzhou:

We require Friend of Health to maintain minimum supplies of our products and components for use in our products, and we permit them to sell our products only in Chuzhou.

17.	We note that you have disclosed information regarding your production agreements with Friend of Health. In addition, please provide a similar discussion regarding your

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

relationships with the suppliers of components for your branded products generally. For example, and without limitation, please describe whether you provide technical specifications and files needed for your suppliers to manufacture components, whether you purchase the same components from different suppliers, and whether you provide separately outsourced core parts to other suppliers to incorporate into various components. Please disclose the information contained in the second paragraph of your response to prior comment 30.

Dehaier has added the following to the disclosure under the heading “Principal Suppliers – Our Branded Products:”

We provide the technical specifications and files needed for our suppliers to manufacture components. We purchase the same components from a wide variety of suppliers, for example, we purchase a component of our oxygen concentrator, the oxi-chip, from several suppliers, including Yueqing Dingji Pneumatic Machinery Factory, Shanghai Showpeak Molecular Sieves Co., Ltd., Yuyao Best Medical Device Parts Factory and Beijing Xishenglong Electric Equipment Co., Ltd. We only provide separately outsourced core parts to Friend of Health to incorporate into components.

Our Strategies, page 66

18.	We note your response to prior comment 25. While we acknowledge that you have not completed your market research regarding the cost of opening CEC’s in provincial cities, please disclose the cost of the recently established CEC in Beijing. In addition, please revise, where appropriate, to clarify the types of customers you will target using the CECs. For example, please clarify whether the existing CEC is being, and future CECs will be, used to market towards distributors, hospitals, and/or individuals.

Dehaier has revised the disclosure to state that the cost of opening and maintaining a CEC in a large city like Beijing for a year is approximately RMB 422,000 (approximately $61,820). Additionally, Dehaier has revised the disclosure to clarify that it will target distributors, hospitals, clinics and individuals with the CECs. CECs can provide marketing, training and after-sales support to regional distributors, hospitals and clinics. Furthermore, individuals can visit CECs directly, or if a patient visits a hospital, hospital doctors can refer them to the CECs. As noted above, while the vast majority of Dehaier’s sales are to distributors, the ultimate users of our products are hospitals, clinics and individuals, and Dehaier believes the CEC model will serve as a valuable service and marketing outreach for such ultimate users.

Concentration of Receivables, page 68

19.	We note your response to prior comments 26 and 27. However, your disclosure remains unclear in several respects. Please revise as follows:

•

to disclose whether the loss of any of the four customers referenced in this section would materially affect your business. If so, please identify the customer(s) and file any material agreements) with the customer(s). Refer to Item 601(b)(10)(ii)(B) of Regulation S-K;

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

•	to clarify whether this section discusses the same four customers for each period presented;

•	to clarify the percentage of receivables that are attributable to each specific customer at each period; and

•	to clarify whether Poverty Aid Office is one of the four customers referenced in this section.

Dehaier affirms its language on page 68 that, with the exception of Poverty Aid Office, none of the entities discussed in the section titled “Concentration of Receivables” has exceeded 10% of revenues for any of the referenced periods. Dehaier further affirms its prior response #26, which noted that only Poverty Aid Office constitutes a material customer:

Dehaier has removed the discussion of such receivables in the context of dependence on major customers. The reason for this change is that revenues, and not receivables, determine whether a customer is a major customer for dependence purposes. As noted below in answer to comment 27, Dehaier is dependent only on one customer, Poverty Aid Office. Although the above receivables for several customers exceed ten percent at various balance sheet dates, only the revenues for Poverty Aid Office exceed ten percent during any period.

Dehaier (i) confirms that the loss of such customers other than Poverty Aid Office would not materially affect its business; (ii) clarifies that the customers vary among the periods as to such receivables and that the disclosed customers are not the same in all periods; (iii) clarifies that receivables from Friend of Health were included in the referenced information and (iv) clarifies that receivables by customer were as follows on the balance sheet dates referenced:

December 31, 2007		December 31, 2008		September 30, 2008		September 30, 2009
A	20%	B (Friend of Health)	17%	B (Friend of Health)	16%	H	9%
B (Friend of Health)	12%	E	13%	A	14%	I	9%
C	11%	F	11%	F	9%	J	8%
D	10%	G	10%	E	8%	K	7%

Note that the client information has been de-identified as to all entities other than Friend of Health because, as noted previously, such information is not material.

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

Competition—Generally, page 68

20.	We note your response to prior comment 28. Please revise to remove statements which imply that you have already expanded into international markets. For example, we note statements such as “we face direct competition both domestically in China and internationally” and “[f]or domestic sales, our competitors include . . .”

Dehaier has removed all statements which imply that Dehaier has already expanded into international markets.

21.	We note the far-right column of the table. The references to “average”, “greater than average” and “smaller than average” are not clear. Please revise the table or provide an appropriate key to explain what these terms are intended to convey about your competitive position. For example, it is unclear what a “greater than average” competitive position would be. In addition, please provide cross-references to the risk factor disclosure provided in response to prior comment 29.

Dehaier has revised the disclosure to explain what the terms “average”, “greater than average” and “smaller than average” convey about Dehaier’s estimated competitive position for the given products.

Tax Matters Applicable To U.S. Holders … , page 94

22.	Please note that for each tax opinion required by Item 601(b)(8), you must file an Exhibit 8 opinion. If you elect to file a short-form opinion, be advised that the opinion must expressly state that the applicable discussion in the prospectus is counsel’s opinion. Note that your opinions must be valid as of the date of effectiveness.

As discussed with Commission Staff, Dehaier has not filed the requested Exhibit 8 opinions. Item 601(b)(8) specifically states, “If a tax opinion is set forth in full in the filing, an indication that such is the case may be made in lieu of filing the otherwise required exhibit.” [emphasis added] Dehaier has specifically stated both in the heading “Tax Matters Applicable to U.S. Holders of Our Common Shares” and in the exhibit index that all such tax opinions are set forth in full in the referenced section. As such, Dehaier has complied with Item 601(b)(8) by setting forth the tax opinions in full and has not filed an Exhibit 8.

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

23.	In response to our prior comment 40, we see that you now include service income and expenses within operating income. We note the disclosure on page 7 and F-8 that BTL’s revenues/sales are included in the company’s total revenues/sales. Since BTL’s revenues consist of providing repairs and transportation services to the customers of BDL (service income), please reconcile this disclosure with the current classification of service income on the statement of operations.

Dehaier has revised the disclosure in Note 2 on page F-8 to clarify that BTL’s revenues are included in Dehaier’s service income.

24.	Regarding your response to prior comment 41, please revise to also disclose your revenue recognition policy for service income.

Dehaier has revised the disclosure in Note 2 on page F-10 to disclose its revenue recognition policy for service income.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation, Page F-7

25.	We have the following comments regarding your response to prior comment 42 regarding the consolidation of BTL as a variable interest entity:

•

We see your analysis of why BDL and BTL are under common control; however it remains unclear how these entities are under common control. Please tell us if the common shareholders are immediate family members as described in paragraph 3(b) of EITF 02-5. Alternatively, discuss if there is any contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert, as discussed in paragraph 3(c) of the EITF. In addition, please revise to also include Dehaier in your common control analysis.

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

Pursuant to EITF 02-05, a group of shareholders, none of which are immediate family members, holds more than 50% of the voting ownership interest of Dehaier, BDL and BTL based on the following analysis:

	BDL		BTL		Dehaier
Ping Chen, Chief Executive Officer and 100% owner of Chen Ping Ltd.	(a)	35.48%	(f)	96.00%		36.82%
Weibing Yang	(b)	8.46%		1.00%	(1)	8.78%
Jian Sun	(c)	8.13%		1.00%	(1)	8.44%
Yong Wang	(d)	1.30%		1.00%	(1)	1.35%
Zheng (Rita) Liu	(e)	3.10%		1.00%	(1)	3.22%

Total		56.47%		100.00%		58.61%

(a)	36.82% X 96.37% (ownership interest in BDL)
(b)	8.78% X 96.37% (ownership interest in BDL)
(c)	8.44% X 96.37% (ownership interest in BDL)
(d)	1.35% X 96.37% (ownership interest in BDL)
(e)	3.22% X 96.37% (ownership interest in BDL)
(f)	Ping Chen and his wife, Bao Xian, collectively own 96.00% of BTL
(1)	Collectively included in “Other Individuals” in the Company Structure charts. The sum of these percentages equals 21.79%.

Among the above shareholders, there is no contemporaneous written evidence of an agreement to vote a majority of the entities shares in concert.

•

We reference the statement that you have concluded that Dehaier is the primary beneficiary. If Dehaier, BDL and BTL are all under common control, please tell us why BDL is not the primary beneficiary of BTL by reference to FASB ASC 810-10-25-44 which states that for related parties, the primary beneficiary is the entity that is most closely associated with the variable interest entity. It appears that the principal activities (e.g., the lease, debt collateral, loans, etc.) are between BDL and BTL.

Dehaier has revised the disclosure in Note 2 on page F-7 to state that BDL is the primary beneficiary of BTL.

•	If Dehaier, BDL and BTL are not under common control, please provide us with your analysis under FASB ASC 810 as to why Dehaier is the primary beneficiary and should consolidated BTL.

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

Dehaier, BDL and BTL are under common control as stated in Note 2 on page F-7. Dehaier has revised Note 2 on page F-7 to state that BDL is the primary beneficiary of BTL.

26.	Please revise to disclose how you initially consolidated BTL within Dehaier, similar to your response to prior comment 43.

Dehaier has revised the disclosure in Note 2 on page F-7 to disclose how it initially consolidated BTL within Dehaier.

Exhibits

27.	We note your responses to prior comments 46 and 48 and reissue the comments. It still appears that certain material agreements, including, without limitation, the loan agreements between BTL and BDL, have not been filed. Also, be advised that you are required to file complete copies of your material agreements, including all schedules, attachments and annexes. As the staff requires sufficient time to review these agreements, you are strongly encouraged to file complete copies of all material agreements with your next amendment.

Dehaier has filed all material agreements. As discussed with Commission Staff, Dehaier has not filed the loan agreement between BTL and BDL as no written agreement exists. BDL has verbally agreed to pay some travel and operating expenses of BTL and BTL repays such amounts from time to time. As both BTL and BDL are under common control, the parties have not reduced the agreement to writing.

Dehaier has also revised Section 9 of the Make-Good Escrow Agreement to provide the amount of the Escrow Agent’s fee in the text, as such there is no longer an Exhibit A to the Make-Good Escrow Agreement. Additionally, Dehaier has re-filed Exhibit 10.11 to include the missing Schedules A – E. As to the Exhibit 10.12 form of independent distributor agreement, which mentions attachments, such attachments are prepared individually in some cases for individual distributors when appropriate but are not a standard or automatic element of such agreements. Additionally, Dehaier has filed form opinions for Exhibits 5.1 and 5.2 that it anticipates will be issued in final form when it requests effectiveness.

28.	While we note your response to prior comment 47, the agreements filed as Exhibits 10.6 and 10.7 are still titled as summary translations. Please file full English translations.

Dehaier confirms that Exhibits 10.6 and 10.7 are full translations and has revised the description of the same to reflect such.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Third Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Daniel Morris, Esq.

Securities and Exchange Commission

February 4, 2010

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Mr. Ping Chen
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.

Enclosures:

Three (3) redlined copies of Third Pre-Effective Amendment to

Second Pre-Effective Amendment of Registration Statement on Form S-1

::ODMA\PCDOCS\DOCSRIC\5236662\1